SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004 (February 11, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: February 11, 2004

Ansell Limited

A.C.N. 004 085 330

Level 3, 678 Victoria Street,

Richmond, Victoria 3121, Australia

GPO Box 772H, Melbourne,

Victoria 3001, Australia

Telephone (+61 3) 9270 7270

Facsimile (+61 3) 9270 7300

www.ansell.com

11th February, 2004
Ansell Limited Half Year Results 31 December, 2003 Strong Results and Re-affirmed Commitments

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	03 H1 US$M		04 H1 US$M		%	03 H1 US$M		04 H1 US$M		%
• Sales	653.8		560.7		-14%	363.1		383.4		+6%

• Healthcare Segment EBITA	77.5		73.1		-6%	43.1		50.1		+16%

• Ansell EBITA	65.4		64.8		-1%	36.4		44.2		+21%

• Profit Attributable to Shareholders	19.5		34.3		+76%	10.8		23.5		+118%

• Earnings Per Share	10.4	¢	18.6	¢	+79%	5.8	¢	12.7	¢	+119%

•	H1 US$ Healthcare Segment EBITA up 16% over last year.

•	Prior Year H1 includes a one time tax charge of US$4.9 M (US2.6¢ per share).

•	Free cash flow up 12% to US$48.1 M.

•	F’04 interim dividend declared at increased rate of A6¢ a share (unfranked)

•	Current share buyback increased by 4 million shares, and a new 12 month 12 million share buyback to commence 1 May, 2004.

F’04 Full Year Guidance

•	Based on the current price of latex and currency exchange rates:

—	Double digit US$ Healthcare Segment EBITA growth and

—	Increase in US$ Profit Attributable to Shareholders of around 60%.

The Company reports in Australian dollars. The United States dollar is the currency in which we manage our global business.

11th February, 2004

Ansell Ltd Half Year Results 31 December, 2003

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	653.8	560.7	363.1	383.4
Segment EBITA (Healthcare)	77.5	73.1	43.1	50.1
EBITA	65.4	64.8	36.4	44.2
Profit Attributable to Shareholders	19.5	34.3	10.8	23.5
Net Operating Assets	1212.1	918.3	686.5	688.8
Return on Assets (annualised)	10.7%	13.3%	10.5%	12.9%
Return on Equity (annualised)	4.4%	8.5%	4.3%	8.2%
Earnings Per Share	10.4 ¢	18.6 ¢	5.8 ¢	12.7 ¢

Ansell Limited’s Chairman Dr Ed Tweddell today announced a 117.6% increase in Profit Attributable to Shareholders to US$23.5 million, for the six months to 31 December 2003, and a 119.0% increase in Earnings Per Share to US12.7¢. These results continue the performance trend from F’03, and demonstrate a steady improvement in the overall business.

“The Board has declared an interim cash dividend at the increased rate of A6¢ (unfranked)”, the Chairman announced. “In addition, the current buyback program, having acquired almost the full 10 million shares authorised in 2003, will be extended to purchase up to another 4 million shares by 30 April, 2004. The Company will also commence a new buyback program on 1 May, 2004 for up to a further 12 million shares. At completion, these programs would result in a reduction of 26 million shares or 14% of the original shares on issue over the two years”.

Dr Tweddell also noted, “The dividend and buyback are part of Ansell’s continuing balanced capital management strategy, which includes meeting the working capital and capital expenditure needs of the business, maintaining a strong balance sheet, preserving our capacity for acquisitions—and returning excess cash to our shareholders.”

The CEO, Mr. Harry Boon, commenting on trading results, said “sales growth in US dollars was 6% and EBITA was up 21%. Both sales and EBITA were assisted by substantial exchange rate gains from a weaker US dollar, partially offset by a sharp increase in the cost of a key raw material—natural rubber latex”.

Mr. Boon went on to say “Although Professional is still showing the lagging effects of the F’03 surgeons’ gloves supply shortage, progress has recently been made with a number of significant new contracts won in the US and Europe. Occupational continued to perform strongly, Consumer results are pleasing, and the overall Healthcare Segment remains on track to achieve our previously stated profit commitments”.

Occupational Healthcare

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	319.4	267.9	177.4	183.1
Segment EBITA	27.0	33.3	15.0	22.7
EBITA/Sales	8.5%	12.4%	8.5%	12.4%

The Occupational glove business accounted for 48% of Ansell’s revenues and 45% of Segment EBITA in H1.

The first half saw continued strong improvement in Occupational profitability driven by a larger proportion of sales of premium products such as HyFlex®, as well as significant cost savings from our Mexico knitting plant and outsourcing initiatives.

Knitted glove volumes were lower in Europe and the Americas as we exited low margin business, while sales of disposable gloves and HyFlex® increased across all regions. The Ansell Value Proposition (AVP) concept of offering Ansell’s hand protection expertise to achieve reduced hand injury costs through a partnership approach has attracted additional major US customers.

Ansell has recently entered into a marketing Joint Venture with Sumitomo Corporation of Japan to sell Ansell Occupational gloves to the Auto, steel, chemical and food industries in Japan, the world’s second largest market for Occupational gloves.

Professional Healthcare

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	224.6	195.0	124.7	133.4
Segment EBITA	28.6	21.8	15.9	15.0
EBITA/Sales	12.7%	11.2%	12.7%	11.2%

The Professional business accounted for 35% of Ansell’s revenues and 30% of Segment EBITA in H1.

The US business continued to show after effects from the F’03 surgeons’ gloves supply shortage. However, customer attrition appears to have ended in Q2, and the focus has now shifted to regaining lost US market share. In November 2003, Ansell was awarded the important Novation GPO contract for surgeons’ gloves, on a dual source basis. In January 2004, Ansell won a multi-source, three-year contract for both surgeons’ and examination gloves from the 900 hospital HealthTrust Purchasing Group. The number of successful product evaluation trials has risen in recent months, and management is optimistic of further progress by year-end.

Following the successful conversion of under-utilised examination glove lines in the Colombo plant last year, and further additions currently planned, the Company will soon have full surgeons’ glove backup supply capability for the US market. Ansell has already completed the build up of adequate surgeons’ glove safety stocks in the US and is also investing in additional powder-free surgeons’ capacity in the Melaka, Malaysia plant for the European and Asia Pacific regions.

After a strong F’03, Europe’s Professional business was flat in F’04 H1. Growth in Ansell branded surgeons’ gloves was offset by a decline in lower-margin private label bulk gloves. With several new hospital group contracts awarded, including the prestigious Aachen regional contract in Germany, and planned geographic expansion into emerging markets, H2 is forecast to be stronger in Europe.

Meanwhile, the conversion of the market from powdered to powder free gloves continues, with Australia reporting the third highest conversion rate worldwide. Synthetic glove sales, both surgical and examination, are up sharply in all regions.

Professional business EBITA has been impacted significantly in H1 by higher latex costs, as the amount of latex used in examination and surgeons’ gloves is proportionately higher than products in the other two businesses.

Consumer Healthcare

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	109.8	97.8	61.0	66.9
Segment EBITA	21.9	18.0	12.2	12.4
EBITA/Sales	20.0%	18.4%	20.0%	18.4%

The Consumer business accounted for 17% of Ansell’s revenues and 25% of Segment EBITA in H1.

The Asia Pacific region led this business with strong condom volume growth. A re-positioning and re-launch of our LifeStyles® condoms range in the US also contributed to volume growth in the branded retail segment. Ansell’s worldwide tender/Public Sector business also performed strongly, with a significant contribution coming from the US Public Sector, where Ansell holds clear market share leadership.

Ongoing cost savings from our low cost Asian production base were reinvested into increased marketing activity in branded condoms. H1 expenses also included additional costs of clearing existing inventories of previous packaging to make way for new designs in the US.

Household gloves (HHG) sales in the Americas were stronger in H1. Foamlined HHG sales continued to grow, and a major capacity expansion of this innovative product technology is underway.

South Pacific Tyres

Ansell’s total interest in the South Pacific Tyres (SPT) Joint Venture, comprising the investment, a loan and accrued interest on the loan, stands at A$ 199 million. The JV is accounted for as an investment and Ansell is not required to contribute any further cash to the business.

Ansell and the Goodyear Tire and Rubber Company have an agreement whereby Ansell may “put” its share of the JV for sale to Goodyear, at a defined pricing formula, during the 12-month period from August 2005. Goodyear has a similarly structured “call option” that may be exercised in the following six months.

SPT has reported improved profitability over the six months to 31 December, 2003 that is in line with its Restructure Plan. The Board continues to believe that SPT’s projections and performance to date presently justify continued retention of the investment at book value.

Finance

The United States dollar is the currency in which we manage our global business.

Capital expenditure was US$3.8 million, well below depreciation of US$8.7 million. However with several projects underway, capital expenditure will be higher in H2. Working capital continued to improve, reducing by US$5.4 million. Free Cash Flow (cash operating profit, working capital movement, tax paid, capital expenditure) was strong at US$48.1 million. Gearing (NIBD / NIBD plus Equity) is conservative at 15.3%, further improved on F’03’s 18.1%. Net Interest Bearing Debt decreased by US$18.4 million, after a dividend payment of US$14.1 million and US$25.5 million for share buybacks. Interest cover also improved substantially, from the previous years’ 5.0 times to 8.8 times.

In F’03 H1, the Company wrote down deferred tax assets and recognised US$4.9 million (US2.6¢) per share as a non-cash tax expense.

Ansell operates a tightly structured and closely managed hedge program in order to reduce the impact of major currency movements for periods up to 12 months. The Company does not hedge translation of the accounts into Australian dollars. As part of its ongoing due diligence responsibility, the directors receive information at each Board Meeting concerning the Company’s hedge program, as well as confirmation that the program is operating within the approved policy and guidelines.

Non Recurring Items

1.	A non-cash write-down of US$5.3 million for equipment from the now closed Massillon manufacturing facility. A provision had been formally approved by the Board as part of the 2001 restructure, but not made pending evaluation of alternative uses for this surgical glove manufacturing equipment. However, following successful conversion of examination glove production lines in Colombo, and further additions currently planned, it is now clear that this equipment will not be required.

2.	A further decline in the share price of Ambri Ltd. from A37.5¢ to the market value at 31 December, 2003 of A25¢ a share, resulted in an US$0.7 M non-cash mark down of Ansell’s investment. The book value of this investment now stands at US$1.5 M.

3.	There was a US$5.5 million cash gain from a refund of Australian Sales Tax related to a discontinued business.

Capital Management

The continuing improvement in Profit Attributable to Shareholders, ongoing strong cash generation, and the Company’s conservative balance sheet, has enabled the Board under the Balanced Capital Management Strategy to announce:

•	Dividends — an F’04 interim cash dividend (unfranked) at the increased rate of A6¢a share, payable on 8 April, 2004. This follows the reinstatement of dividends in August 2003, when Ansell declared a first and final F’03 dividend of A11¢ cents a share (unfranked).

•	Share Buybacks — An extension of the current buyback program from 10 to 14 million shares to be purchased by 30 April, 2004. In addition, Ansell intends to commence a new 12-month buyback program on 1 May, 2004 for up to 12 million shares. At completion, these buyback programs would result in a reduction over two years of 26 million shares or 14% of the original shares on issue.

Management

Following the announced retirement on 30 June, 2004 of the Chief Executive Officer, Mr Harry Boon, an international search for a replacement is being managed by a Sub-Committee of the Board, which includes the Chairman. An announcement in relation to the outcome of the search will be made as soon as a suitable candidate is selected.

Outlook

The world economy has picked up in a number of regions, and the business outlook appears generally brighter. Ansell has emerged from H1 with improved operating margins, strong profit growth on a modest increase in revenue, and strong cash generation.

Consistent with the stated objective of increased business transparency, the directors and management are pleased to provide the following guidance for the full year outlook to 30 June, 2004, which is based on current prices of latex and currency exchange rates.

Healthcare Segment EBITA	US$103+ million	10% + on F’03
EBITA (Ansell Limited)	US$ 92+ million	19% + on F’03
Profit Attributable to Shareholders	US$ 47+ million	60% + on F’03

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager — Financial & Treasury Tel: (613) 9270 7215 Email: dgraham@ap.ansell.com

Appendix 4D

Interim financial report

For the six months ended 31 December 2003

Ansell Limited and its Controlled Entities

ACN 004 085 330

This interim financial report is a general purpose financial report prepared in accordance with the ASX listing rules and Accounting Standard AASB 1029: Interim Financial Reporting. It should be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements to the market made by the entity during the period. The financial statements in this report are ‘condensed financial statements’ as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

Appendix 4D

Interim financial report

For the six months ended 31 December 2003

Ansell Limited and its Controlled Entities

ACN 004 085 330

Results for Announcement to the Market
		%		$ M

Revenue from ordinary activities	up/(down)	(15.3)%	to	567.0
Profit from ordinary activities after tax attributable to members	up/(down)	75.9%	to	34.3
Net profit for the period attributable to members	up/(down)	75.9%	to	34.3

Dividends (distributions)	Amount per security	Franked amount per security

Interim dividend	6.0¢	Nil

Record date for determining entitlements to the dividend	18th March, 2004

•      Revenue from the Healthcare business $560.7 million compared to last year’s $653.8 million.

•      Net profit attributable to members $34.3 million compared to last year’s $19.5 million.

•      Earnings per share of 18.6¢ compared to last year’s 10.4¢.

•      An unfranked interim dividend of 6¢ per share has been declared payable on 8th April 2004.

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Commentary on Results

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	653.8	560.7	363.1	383.4

Segment EBITA (Healthcare)	77.5	73.1	43.1	50.1

EBITA	65.4	64.8	36.4	44.2

Profit Attributable to Shareholders	19.5	34.3	10.8	23.5

Net Operating Assets	1212.1	918.3	686.5	688.8

Return on Assets (annualised)	10.7%	13.3%	10.5%	12.9%

Return on Equity (annualised)	4.4%	8.5%	4.3%	8.2%

Earnings Per Share	10.4 ¢	18.6 ¢	5.8 ¢	12.7 ¢

Profit Attributable to Shareholders increased 117.6% to US$23.5 million, for the six months to 31 December 2003. Earnings Per Share increased 119.0% to US12.7¢. These results continue the performance trend from F’03, and demonstrate a steady improvement in the overall business.

An interim cash dividend at the increased rate of A6¢ (unfranked). The current buyback program, having acquired almost the full 10 million shares authorised in 2003, will be extended to purchase up to another 4 million shares by 30 April, 2004. The Company will also commence a new buyback program on 1 May, 2004 for up to a further 12 million shares. At completion, these programs would result in a reduction of 26 million shares or 14% of the original shares on issue over the two years.

The dividend and buyback are part of Ansell’s continuing balanced capital management strategy, which includes meeting the working capital and capital expenditure needs of the business, maintaining a strong balance sheet, preserving our capacity for acquisitions – and returning excess cash to our shareholders.

Sales growth in US dollars was 6% and EBITA was up 21%. Both sales and EBITA were assisted by substantial exchange rate gains from a weaker US dollar, partially offset by a sharp increase in the cost of a key raw material – natural rubber latex.

Although Professional is still showing the lagging effects of the F’03 surgeons’ gloves supply shortage, progress has recently been made with a number of significant new contracts won in the US and Europe. Occupational continued to perform strongly, Consumer results are pleasing, and the overall Healthcare Segment remains on track to achieve the previously stated profit commitments.

Ansell Limited and its Controlled Entities

Appendix 4B

Half yearly report for the six months ended 31 December 2003

Occupational Healthcare

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	319.4	267.9	177.4	183.1

Segment EBITA	27.0	33.3	15.0	22.7

EBITA/Sales	8.5%	12.4%	8.5%	12.4%

The Occupational glove business accounted for 48% of Ansell’s revenues and 45% of Segment EBITA in H1.

The first half saw continued strong improvement in Occupational profitability driven by a larger proportion of sales of premium products such as HyFlex®, as well as significant cost savings from our Mexico knitting plant and outsourcing initiatives.

Knitted glove volumes were lower in Europe and the Americas as we exited low margin business, while sales of disposable gloves and HyFlex® increased across all regions. The Ansell Value Proposition (AVP) concept of offering Ansell’s hand protection expertise to achieve reduced hand injury costs through a partnership approach has attracted additional major US customers.

Ansell has recently entered into a marketing Joint Venture with Sumitomo Corporation of Japan to sell Ansell Occupational gloves to the Auto, steel, chemical and food industries in Japan, the world’s second largest market for Occupational gloves.

Professional Healthcare

	A$M		US$M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	224.6	195.0	124.7	133.4

Segment EBITA	28.6	21.8	15.9	15.0

EBITA/Sales	12.7%	11.2%	12.7%	11.2%

The Professional business accounted for 35% of Ansell’s revenues and 30% of Segment EBITA in H1.

The US business continued to show after effects from the F’03 surgeons’ gloves supply shortage. However, customer attrition appears to have ended in Q2, and the focus has now shifted to regaining lost US market share. In November 2003, Ansell was awarded the important Novation GPO contract for surgeons’ gloves, on a dual source basis. In January 2004, Ansell won a multi-source, three-year contract for both surgeons’ and examination gloves from the 900 hospital HealthTrust Purchasing Group.

14

Ansell Limited and its Controlled Entities

Appendix 4B

Half yearly report for the six months ended 31 December 2003

Following the successful conversion of under-utilised examination glove lines in the Colombo plant last year, and further additions currently planned, the Company will soon have full surgeons’ glove backup supply capability for the US market. Ansell has already completed the build up of adequate surgeons’ glove safety stocks in the US and is also investing in additional powder-free surgeons’ capacity in the Melaka, Malaysia plant for the European and Asia Pacific regions.

After a strong F’03, Europe’s Professional business was flat in F’04 H1. Growth in Ansell branded surgeons’ gloves was offset by a decline in lower-margin private label bulk gloves. With several new hospital group contracts awarded, including the prestigious Aachen regional contract in Germany, and planned geographic expansion into emerging markets, H2 is forecast to be stronger in Europe.

Meanwhile, the conversion of the market from powdered to powder free gloves continues, with Australia reporting the third highest conversion rate worldwide. Synthetic glove sales, both surgical and examination, are up sharply in all regions.

Professional business EBITA has been impacted significantly in H1 by higher latex costs, as the amount of latex used in examination and surgeons’ gloves is proportionately higher than products in the other two businesses.

Consumer Healthcare

	A$ M		US$ M
	F’03 H1	F’04 H1	F’03 H1	F’04 H1
Sales	109.8	97.8	61.0	66.9
Segment EBITA	21.9	18.0	12.2	12.4
EBITA/Sales	20.0%	18.4%	20.0%	18.4%

The Consumer business accounted for 17% of Ansell’s revenues and 25% of Segment EBITA in H1.

The Asia Pacific region led this business with strong condom volume growth. A repositioning and re-launch of our LifeStyles® condoms range in the US also contributed to volume growth in the branded retail segment. Ansell’s worldwide tender/Public Sector business also performed strongly, with a significant contribution coming from the US Public Sector, where Ansell holds clear market share leadership.

Ongoing cost savings from our low cost Asian production base were reinvested into increased marketing activity in branded condoms. H1 expenses also included additional costs of clearing existing inventories of previous packaging to make way for new designs in the US.

Household gloves (HHG) sales in the Americas were stronger in H1. Foamlined HHG sales continued to grow, and a major capacity expansion of this innovative product technology is underway.

Ansell Limited and its Controlled Entities

Appendix 4B

Half yearly report for the six months ended 31 December 2003

South Pacific Tyres

Ansell’s total interest in the South Pacific Tyres (SPT) Joint Venture, comprising the investment, a loan and accrued interest on the loan, stands at A$199 million. The JV is accounted for as an investment and Ansell is not required to contribute any further cash to the business.

SPT has reported improved profitability over the six months to 31 December, 2003 that is in line with its Restructure Plan. The Board continues to believe that SPT’s projections and performance to date presently justify continued retention of the investment at book value.

Finance

The United States dollar is the currency in which we manage our global business.

Capital expenditure was US$3.8 million well below depreciation of US$8.7 million. However with several projects underway, capital expenditure will be higher in H2. Working capital continued to improve, reducing by US$5.4 million. Free Cash Flow (cash operating profit, working capital movement, tax paid, capital expenditure) was strong at US$48.1 million. Gearing (NIBD / NIBD plus Equity) is conservative at 15.3%, further improved on F’03’s 18.1%. Net Interest Bearing Debt decreased by US$18.4 million, after a dividend payment of US$14.1 million and US$25.5 million for share buybacks. Interest cover also improved substantially, from the previous years’ 5.0 times to 8.8 times.

In F’03 H1, the Company wrote down deferred tax assets and recognised US$4.9 million as a non-cash tax expense.

Ansell operates a tightly structured and closely managed hedge program in order to reduce the impact of major currency movements for periods up to 12 months. The Company does not hedge translation of the accounts into Australian dollars. As part of its ongoing due diligence responsibility, the directors receive information at each Board Meeting concerning the Company’s hedge program, as well as confirmation that the program is operating within the approved policy and guidelines.

Non Recurring Items

1.	A non-cash write-down of US$5.3 million for equipment from the now closed Massillon manufacturing facility. A provision had been formally approved by the Board as part of the 2001 restructure, but not made pending evaluation of alternative uses for this surgical glove manufacturing equipment. However, following successful conversion of examination glove production lines in Colombo, and further additions currently planned, it is now clear that this equipment will not be required.

Ansell Limited and its Controlled Entities

Appendix 4B

Half yearly report for the six months ended 31 December 2003

2.	A further decline in the share price of Ambri Ltd. from A37.5¢ to the market value at 31 December, 2003 of A25¢ a share, resulted in an US$0.7 M non-cash mark down of Ansell’s investment. The book value of this investment now stands at US$1.5 M.

3.	There was a US$5.5 million cash gain from a refund of Australian Sales Tax related to a discontinued business.

Capital Management

The continuing improvement in Profit Attributable to Shareholders, ongoing strong cash generation, and the Company’s conservative balance sheet, has enabled the Board under the Balanced Capital Management Strategy to announce:

•	Dividends – an F’04 interim cash dividend (unfranked) at the increased rate of A6¢ a share, payable on 8 April, 2004. This follows the reinstatement of dividends in August 2003, when Ansell declared a first and final F’03 dividend of A11¢ cents a share (unfranked).

•	Share Buybacks – An extension of the current buyback program from 10 to 14 million shares to be purchased by 30 April, 2004. In addition, Ansell intends to commence a new 12-month buyback program on 1 May, 2004 for up to 12 million shares. At completion, these buyback programs would result in a reduction over two years of 26 million shares or 14% of the original shares on issue.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

ANSELL LIMITED

ABN 89 004 085 330

DIRECTORS’ REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

This Report by the Directors of Ansell Limited (the Company) is made pursuant to Division 2 of Part 2M.3 of the Corporations Act 2001 for the half-year ended 31 December 2003 and is accompanied by Consolidated Financial Report for the six months of the economic entity comprising the Company and the entities it controlled from time to time during that period (“economic entity”).

The information set out in this Report is to be read in conjunction with that appearing in the attached Half-Yearly Results Announcement and in the Notes to the Consolidated Financial Statements which are included in this Report.

1.	Directors

The name of each person who has been a Director of the Company at any time during or since the end of the half-year, is:

	Dr Edward D Tweddell	(Chairman)

Mr Peter L. Barnes

	Mr Harry Boon	(Managing Director)

Mr L. Dale Crandall

Mr Herbert J. Elliott – AC, MBE

Mr Stanley P. Gold

	Mr Michael J. McConnell	(Alternate for Mr Gold)

All Directors and Mr McConnell (in his capacity as Alternate Director) held office from 1 July 2003 to the date of this Report.

2.	Review and Results of Operations

A review of the operations of the economic entity during the half-year ended 31 December 2003 and the results of those operations is contained in the attached Half-Yearly Results Announcement.

3.	Rounding Off

The Company is of a kind referred to in ASIC class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors’ Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

/s/ Edward Tweddell

Dr E.D. Tweddell Director

/s/ Harry Boon

H Boon Director

Dated in Melbourne this 11th day of February 2004.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Condensed Statement of Financial Performance

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2003

	Note	2003 A$m	2002 A$m

Revenue
Total revenue	3	567.0	669.4
Expenses
Cost of good sold		333.3	424.2
Selling, distribution and administration		149.3	158.4
Depreciation and amortisation		23.8	29.1
Write-down of assets		1.0	—

Total expenses, excluding borrowing costs		507.4	611.7
Borrowing costs		14.9	20.4
Share of net gain of associates’ and joint venture entities		—	0.3

Profit from ordinary activities before income tax expense	4	44.7	37.6
Income tax expense attributable to ordinary activities		9.2	16.9

Net profit from ordinary activities after income tax expense		35.5	20.7
Outside equity interests in net profit after income tax		1.2	1.2

Net profit after income tax attributable to Ansell Limited shareholders		34.3	19.5

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(44.7)	4.6

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(44.7)	4.6

Total changes in equity from non-owner related transaction attributable to Ansell Limited shareholders		(10.4)	24.1

	cents	cents

Earnings per share is based on Net Profit after income tax attributable to Ansell Limited shareholders
Basic earnings per share	18.6	10.4
Diluted earnings per share	18.5	10.3

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Condensed Statement of Financial Position

of Ansell Limited and its Controlled Entities

		31 December 2003	30 June 2003
	Note	A$m	A$m

Current Assets
Cash		260.7	286.0
Cash—restricted deposits		11.3	13.8
Receivables (b)		226.6	262.4
Inventories		188.4	187.9
Prepayments		13.8	10.9

Total Current Assets		700.8	761.0

Non-Current Assets
Receivables (b)		61.8	57.0
Other investments (a)		140.3	141.4
Other property, plant and equipment		221.8	262.9
Intangible assets		280.8	324.5
Tax assets		26.3	32.0

Total Non-Current assets		731.0	817.8

Total Assets		1,431.8	1,578.8

Current Liabilities
Payables		164.0	154.4
Interest-bearing liabilities		103.6	151.8
Provisions		44.1	57.5
Current tax liabilities		1.9	3.1
Other		—	1.1

Total Current Liabilities		313.6	367.9

Non-Current Liabilities
Payables		2.9	3.2
Interest-bearing liabilities		297.4	320.0
Provisions		21.6	21.7
Deferred tax liabilities		18.9	21.5

Total Non-Current Liabilities		340.8	366.4

Total Liabilities		654.4	734.3

Net Assets		777.4	844.5

Equity
Contributed equity		1,413.4	1,448.3
Reserves		(313.6)	(268.9)
Accumulated losses	5	(331.9)	(345.7)

Total Equity Attributable to Ansell Limited Shareholders		767.9	833.7
Outside equity interests		9.5	10.8

Total Equity	6	777.4	844.5

(a)	Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of $138.2m (June 2003 $138.3m)

(b)	Includes interest bearing loans to South Pacific Tyres Partnership of $61.0m (June 2003 $62.7m)

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Condensed Statement of Cash Flows

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2003

	2003 A$m	2002 A$m

Cash flows Related to Operating Activities
Receipts from customers (excluding non recurring and Accufix Research Institute)	597.6	695.0
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(491.4)	(610.8)

Net receipts from customers (excluding non recurring and Accufix Research Institute)	106.2	84.2
Income taxes paid	(10.0)	(1.7)
Dividends received	—	2.6

Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)	96.2	85.1
Non recurring payments to suppliers and employees	(5.3)	(14.7)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(1.4)	(2.6)

Net Cash Provided by Operating Activities	89.5	67.8

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(5.4)	(7.6)
Proceeds from sale of plant and equipment in the ordinary course of business	0.4	0.8
Loans repaid	—	0.6
Proceeds from sale of other investments	—	8.1

Net Cash Provided by/(Used in) Investing Activities	(5.0)	1.9

Cash Flows Related to Financing Activities
Proceeds from borrowings	0.9	7.8
Repayments of borrowings	(35.8)	(70.7)

Net repayments of borrowings	(34.9)	(62.9)
Proceeds from issues of shares	0.9	0.8
Payments for share buy-back	(35.9)	—
Dividends paid	(20.4)	(1.7)
Interest received	4.3	4.0
Interest and borrowing costs paid	(15.5)	(20.4)

Net Cash Used in Financing Activities	(101.5)	(80.2)

Net Decrease in Cash Held	(17.0)	(10.5)
Cash at the beginning of the financial period	297.2	262.3
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial period	(11.4)	1.8

Cash at the End of the Financial Period	268.8	253.6

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader.

22

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

1.	Industry Segments

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2003

	Operating Revenue				Operating Result
	December		December		December		December
	2003	2002	2003	2002	2003	2002	2003	2002
	A$m	A$m	US$m (a)	US$m (a)	A$m	A$m	US$m (a)	US$m (a)

INDUSTRY
Ansell Healthcare
Occupational Healthcare	267.9	319.4	183.1	177.4	33.3	27.0	22.7	15.0
Professional Healthcare	195.0	224.6	133.4	124.7	21.8	28.6	15.0	15.9
Consumer Healthcare	97.8	109.8	66.9	61.0	18.0	21.9	12.4	12.2

Ansell Healthcare	560.7	653.8	383.4	363.1	73.1	77.5	50.1	43.1
Unallocated Items	6.3	15.6	4.3	8.6	(7.9)	(12.1)	(5.4)	(6.7)

Operating EBITA					65.2	65.4	44.7	36.4
NON RECURRING
Discontinued Businesses
Net gain on sale of interests in Associated Companies						5.5		3.1
Other					8.0		5.5
Rationalisation/Restructuring
Ansell Healthcare					(7.4)		(5.3)
Other						(5.5)		(3.1)
Write-down of assets
Other					(1.0)		(0.7)

EBITA					64.8	65.4	44.2	36.4
Goodwill amortisation					(11.1)	(13.1)	(7.6)	(7.3)

Earnings before Net Interest and Tax (EBIT)					53.7	52.3	36.6	29.1
Borrowing Costs net of Interest Revenue					(9.0)	(14.7)	(6.0)	(8.2)

Operating Profit before Tax					44.7	37.6	30.6	20.9
Tax					(9.2)	(16.9)	(6.3)	(9.4)
Outside Equity Interests					(1.2)	(1.2)	(0.8)	(0.7)

Total Consolidated	567.0	669.4	387.7	371.7	34.3	19.5	23.5	10.8

REGIONS
Asia Pacific	86.3	86.7	59.0	48.1	20.2	18.6	13.8	10.3
Americas	280.5	347.5	191.8	193.0	30.6	46.8	21.1	26.1
Europe	193.9	219.6	132.6	122.0	22.3	12.1	15.2	6.7

	560.7	653.8	383.4	363.1	73.1	77.5	50.1	43.1

	Assets Employed				Liabilities
	December 2003 A$m	June 2003 A$m	December 2003 US$m (a)	June 2003 US$m (a)	December 2003 A$m	June 2003 A$m	December 2003 US$m (a)	June 2003 US$m (a)

INDUSTRY
Ansell Healthcare
Occupational Healthcare	262.9	284.4	197.2	189.6	87.7	90.0	65.8	60.0
Professional Healthcare	279.9	310.8	209.9	207.2	69.4	63.9	52.1	42.6
Consumer Healthcare	100.5	111.5	75.4	74.3	34.3	39.4	25.7	26.3

Total Ansell Healthcare	643.3	706.7	482.5	471.1	191.4	193.3	143.6	128.9
Unallocated Items	15.3	24.8	11.5	16.6	441.3	512.7	330.8	341.8
Discontinued Businesses	220.4	223.0	165.3	148.7	21.7	28.3	16.3	18.9
Goodwill and Brand names	280.8	324.5	210.6	216.4
Cash	272.0	299.8	204.0	199.9

Total Consolidated	1,431.8	1,578.8	1,073.9	1,052.7	654.4	734.3	490.7	489.6

REGIONS
Asia Pacific	246.2	269.5	184.6	179.7	63.7	78.6	47.8	52.4
Americas	230.6	256.1	173.0	170.8	83.7	86.6	62.8	57.8
Europe	166.5	181.1	124.9	120.6	44.0	28.1	33.0	18.7

	643.3	706.7	482.5	471.1	191.4	193.3	143.6	128.9

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

1.	Industry Segments (continued)

Notes to the Industry Segments Report

(a) The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. For the convenience of the reader, translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2003 to December 2003. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Wednesday 31 December 2003, at US$ 0.75005 = A$1 (30 June 2003 US$ 0.66675 = A$1).

(b) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(c) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(d) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific—A$109.8 million (US$75.1 million) (2002—$125.7 million; US$69.8 million) and America—A$96.9 million (US$66.2 million) ( 2002—A$107.8 million; US$59.9 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(e) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare—manufacture and sale of occupational health and safety gloves.

Professional Healthcare—manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare—manufacture and sale of condoms, household gloves and other personal products.

Discontinued Businesses—represents former Industry Segment businesses which have been sold or abandoned.

(f) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific—manufacturing facilities in 4 countries and sales.

Americas—manufacturing facilities in USA and Mexico and significant sales activity.

Europe—principally a sales region with one manufacturing facility in the UK.

	2003	2002	2003	2002
	December	December	December	December
	A$m	A$m	US$m	US$m
(g) Segment Capital Expenditure
Occupational Healthcare	1.7	1.5	1.2	0.9
Professional Healthcare	2.2	5.4	1.6	3.0
Consumer Healthcare	1.5	0.5	1.0	0.3
Discontinued Businesses	—	—	—	—
(h) Region Capital Expenditure
Asia Pacific	3.5	5.9	2.5	3.3
Americas	1.4	1.0	1.0	0.6
Europe	0.5	0.5	0.3	0.3
(i) Segment Depreciation
Occupational Healthcare	4.2	5.5	2.9	3.1
Professional Healthcare	5.7	8.1	3.9	4.4
Consumer Healthcare	2.8	2.4	1.9	1.3
Discontinued Businesses	—	—	—	—
(j) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	3.7	4.0	2.5	2.2
Professional Healthcare	0.6	0.7	0.4	0.4
Consumer Healthcare	1.9	2.7	1.3	1.5
Discontinued Businesses	—	—	—	—

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

2.	Additional Financial Information

(a)	Abridged Statement of Financial Position

	31 December 2003	30 June 2003	31 December 2003	30 June 2003
	A$m	A$m	US$m (1)	US$m (1)

Fixed Assets	221.8	262.9	166.3	175.3
Goodwill and Intangibles	280.8	324.5	210.6	216.4
Investment in/Loans to South Pacific Tyres	199.2	201.0	149.3	134.0
Other Assets/Liabilities	4.1	(4.9)	3.2	(3.3)
Working Capital (Trade Debtors plus Inventories less Trade Creditors)	212.4	247.2	159.4	164.8

Net Operating Assets	918.3	1,030.7	688.8	687.2
Net Debt (Interest Bearing Liabilities less Cash)	(140.9)	(186.2)	(105.7)	(124.1)

Shareholder’s Equity	777.4	844.5	583.1	563.1

(1)	The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. For the convenience of the reader, translation of amounts from Australian dollars into US dollars has been made throughout the Abridged Statement of Financial Position at the 10.am mid buy/sell rate for Australian dollars as quoted by Reuters on Wednesday, 31 December 2003 at US$ 0.75005 = A$1 (30 June 2003 US$ 0.66675 = A$1).

(b) Free Cash Flow Analysis

	31 December 2003	31 December 2002	31 December 2003	31 December 2002
	A$m	A$m	US$m (2)	US$m (2)

Operating EBITA (excluding Non Recurring)	65.2	65.4	44.7	36.4
Depreciation	12.7	16.0	8.7	8.8
Working Capital Reduction	34.8	5.0	5.4	2.8
Tax Paid	(10.0)	(1.7)	(6.9)	(0.9)
Capital Expenditure	(5.4)	(7.6)	(3.8)	(4.2)

Free Cash Flow	97.3	77.1	48.1	42.9

(2)	The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. For the convenience of the reader, translation of amounts from Australian dollars into US dollars has been made throughout the Free Cash Flow Analysis at the average of the 10.00 am buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2003 to December 2003 with the exception of the Working Capital Reduction which is the actual movement in working capital balances from the start to the end of the six month reporting period.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

3.	Total Revenue

	31 December 2003	31 December 2002
	A$m	A$m

Revenue from the sale of goods	560.7	653.8
Revenue From Other Operating Activities
Interest Received or Due and Receivable
From related parties	1.6	1.7
From others	4.3	4.0

Total revenue from other operating activities	5.9	5.7

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	0.4	9.9

Total revenue from outside operating activities	0.4	9.9

Total Revenue	567.0	669.4

4.	Profit from Ordinary Activities Before Income Tax

	31 December 2003	31 December 2002
	A$m	A$m

Individually significant items included in profit from ordinary activities before income tax expense
Sales Tax Refund	8.0	—
Ansell Healthcare Restructure	(7.4)	—

5.	Accumulated Losses

	31 December 2003	30 June 2003
	A$m	A$m

Accumulated losses at the beginning of the financial period	(345.7)	(417.0)
Transfers (to)/from reserves	(0.1)	21.4
Net profit attributable to members	34.3	49.9
Dividends	(20.4)	—

Accumulated losses at the end of the financial period	(331.9)	(345.7)

6.	Total Equity

	31 December 2003	30 June 2003
	A$m	A$m

Total equity at the beginning of the financial period	844.5	876.0
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(10.4)	(21.4)
Transactions with owners as owners
Contributions of equity	0.9	1.0
Share buy-back	(35.9)	(8.2)
Dividends	(20.4)	—
Total changes in outside equity interest	(1.3)	(2.9)

Total equity at the end of the financial period	777.4	844.5

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

7.	NTA backing

	31 December 2003	31 December 2002
	A$	A$

Net tangible asset backing per ordinary share	$2.70	$2.66

8.	Earnings per security (EPS)

	31 December 2003	31 December 2002
	A$m	A$m

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027 ‘Earnings Per Share’ are as follows:
Earnings Reconciliation
Net profit	35.5	20.7
Net profit attributable to outside equity interests	1.2	1.2

Basic Earnings	34.3	19.5
After-tax effect of interest on converting financial instruments	—	—

Diluted earnings	34.3	19.5

Weighted average number of ordinary shares used as the denominator	No. Shares	No. Shares
Number for basic earnings per share
Ordinary shares	184,381,270	186,957,448
Effect of partly paid Executive Plan Shares	521,521	713,199

Number for diluted earnings per share	184,902,791	187,670,647

Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

9.	Loss of control of entities having material effect

There were no material disposals of businesses or controlled entities during the six months.

10.	Dividends

The final dividend for the year ended 30 June 2003 of 11¢ per share unfranked, was paid on 9th October 2003.

An interim dividend for the year ended 30 June 2004 of 6¢ per share unfranked, has been declared and is payable on 8th April 2004.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

11.	Investments in Associates

The economic entity has/had an interest (that is material to it) in the following entities.

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
Equity accounted associates and joint venture entities	31 December 2003%	31 December 2002%	31 December 2003 A$ m	31 December 2002 A$ m

Associates:
Pacific Marine Batteries Pty. Ltd. (disposed of November 2002)	0%	0%	—	0.3

Total			—	0.3
Other material interests

Associates:
South Pacific Tyres N.Z. Ltd.	50%	50%	—	—
Partnerships:
South Pacific Tyres	50%	50%	—	—

Total			—	0.3

12.	Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

All lawsuits in relation to the Accufix Pacing Leads made against certain Group Companies in a number of jurisdictions have been concluded with the exception of 11 lawsuits that are continuing.

As at 31 December 2003, the balance of the provisions made for settlements in relation to the claims (approximately A$12.2 million) is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 31 December 2003, there were approximately 93 product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of cases, distributors of latex gloves who have also been named as defendants, are pursuing cross-claims and third party claims against United States Group Companies. The Company is no longer a defendant in any cases in the United States.

The Australian Competition and Consumer Commission instituted legal action against the Company alleging breaches of the Trade Practices Act relating to the labelling and packaging of natural rubber latex gloves. These proceedings have now been settled.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

Notes to the condensed financial statements

12.	Contingent Liabilities (continued)

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are presently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

As previously advised, the Company and other Group Companies entered into an agreement with Simplot Australia Pty Ltd (Simplot) to settle the claims previously instituted by Simplot in the Supreme Court of Victoria that were outstanding at 30 June 2003. The settlement has been finalised and there are no further outstanding liabilities in relation to these claims.

13.	Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group relating to the recovery of approximately US$20.1m due to the Ansell Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy have been joined with the Exide Technologies’ bankruptcy case. The Delaware bankruptcy court is currently reviewing a motion by the Ansell Group to have the decision to join the proceedings reconsidered. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group.

However, even if the Ansell Group claims are separated from the bankruptcy case, the ability of the Ansell Group to recover from the Exide Group is uncertain.

14.	Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

15.	Accounting Policies

This interim financial report has been prepared in accordance with the same accounting policies that were applied in the most recent annual financial report.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2003

ANSELL LIMITED

ABN 89 004 085 330

Directors’ Declaration

The Directors of Ansell Limited (the Company) declare that:

(a)	the Consolidated Financial Statements (including the notes to the Consolidated Financial Statements) of the economic entity in the form of ASX Appendix 4D for the half-year ended 31 December 2003 have been made out in compliance with Accounting Standard AASB 1029 Interim Financial Reporting;

(b)	the Consolidated Financial Statements (including the notes to the Consolidated Financial Statements) of the economic entity give a true and fair view of the financial performance of the economic entity for the half-year ended 31 December 2003 and of the financial position of the economic entity as at 31 December 2003; and

(c)	in the opinion of the Directors, as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

/s/ Edward Tweddell

Dr E D Tweddell Director

/s/ Harry Boon

H Boon Director

Dated in Melbourne this 11th day of February 2004.

Independent review report to the members of Ansell Limited

Scope

The financial report and directors’ responsibility

The financial report in the form Appendix 4D of the Australian Stock Exchange Listing Rules, comprises the condensed statement of financial position, condensed statement of financial performance, condensed statement of cash flows, accompanying notes to the condensed financial statements, and the directors’ declaration for the Ansell Limited Consolidated Entity (“the Consolidated Entity”), for the half-year ended 31 December 2003. The Consolidated Entity comprises Ansell Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

■	enquiries of company personnel; and

■	analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Ansell Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

/s/ KPMG

KPMG

/s/ William J Stevens

William J Stevens Partner

Melbourne

11 February 2004

Ansell Limited

Half-Year Results to 31 December 2003

Harry Boon - Chief Executive Officer

A Global Leader

Multi-year profit improvement plans and public commitments

“Top 3” player in major markets with premier global brands

Low cost manufacturing base

Strong cash flows and focus on shareholder return

Ansell’s Focus evolving

In F’03 the key goals were to

• Implement Operation Full Potential (OFP)

• Deliver US$            double digit EBITA growth

• Recover from surgical glove supply disruptions

• Build a new senior management team

• Emerge from the shadow of Pacific Dunlop

In F’04 this is progressing to:

• Build organic sales growth momentum

• Improve Return on Equity and Earnings Per Share

• Commence strategy development beyond OFP

• Prepare for orderly CEO transition

• Again deliver double digit EBITA growth

F’04 H1 results position us to meet full year expectations

US$M

Sales +6%

$363.1

F’03 H1

$383.4

F’04 H1

Segment EBITA +16%

$43.1

F’03 H1

$50.1

F’04 H1

Profit Attributable +118%

$10.8

F’03 H1

$23.5

F’04 H1

Note: US dollars used in all slides unless otherwise specified

EPS US12.7¢

+ 119%*

Productivity and Sales have driven H1 margins and cash flow

Productivity

. Operational excellence… safety, supply chain and manufacturing

. Plant capacity upgrades enabling flexible, higher value output

. Working Capital reductions

. US and Europe Sales and Distribution consolidations

Sales

. Targeted Customer Segmentation & Distributor Partnerships

. Sales force upgraded training & effectiveness

. Product range rationalization

. Re-launch LifeStyles® ?in USA

. Expand in Emerging Markets

. Continue “Ansell Value Proposition”

Healthcare Segment: Sales Summary

Sales by Region

$363.1

48.1 122 193

F’03 H1

$383.4

59 132.6 191.8

F’04 H1

Americas Europe Asia

Sales by Business

$363.1

61 124.7 177.4

F’03 H1

66.9 133.4 183.1

F’04 H1

Occupational Professional Consumer

Occupational Business

48% of Revenue and 45% of Segment EBITA

US$            M F’03 F’04

Sales

HyFlex® 29.2 22.9

Knitted 24.5 21.7

Disposables 35.5 38.5

All Other 94.5 93.7

Total Sales 177.4 183.1

EBITA – Segment 15.0 22.7

EBITA/Sales 8.5% 12.4%

Ergonomic glove of choice Exit low margin business in USA & Europe Volumes up with mix shifting to synthetics

Improved mix, manufacturing/sourcing savings

Strategy:

. Continue concept of hand injury solutions

. Continue emphasis on higher margin products

. Further benefit from lower cost plants and outsourcing

Professional Business

35% of Revenue and 30% of Segment EBITA

US$            M F’03 F’04

Surgeons: Powder Free 28.3 31.4

Powdered 35.4 35.0

Synthetic 5.3 6.8

Exam: Powder Free 31.7 33.4

Powdered 6.4 6.5

Synthetic Latex 12.1 13.8

Other 5.5 6.5

Total Sales 124.7 133.4

EBITA – Segment 15.9 15.0

EBITA/Sales 12.7% 11.2%

Branded volumes +8%; AM?, A/P?, E ?Conversion to PF ongoing Volumes +17%; broad-based growth Volumes -3%; higher price sales mix Conversion to PF slowed Volumes +9%; AM?, A/Pac?, Europe

Latex cost increase impact

Strategy:

Hospital Exam Gloves

• Demand/Supply matched

• Grow PF and Synthetics

• Grow Alternate Care

Surgeons Gloves

• US market share recovery

• Grow PF & Synthetics

• Expand Synthetic range

Consumer Business

17% of Revenue and 25% of Segment EBITA

US$            M F’03 F’04

Sales

Condoms: Branded Retail 33.2 36.2

Bid/Public Sector 14.9 17.2

HHG & Other 12.9 13.5

Total Sales 61.0 66.9

EBITA – Segment 12.2 12.4

EBITA/Sales 20.0% 18.4%

A/P, US relaunch driving higher volumes Tenders, US Public Sector Americas strong

Marketing investment, inventory clearance

Strategy:

. Grow USA & Asia Pacific retail condoms

. Expand unique foamlined Household gloves

. Bolt-on acquisitions

Rustom Jilla Chief Financial Officer

We are Australian listed, but managed as a US dollar company y50% of sales and 70% of costs are in US$            or linked currencies. y6% of sales are in A$; no hedge on accounting translation into A$. yUS$            results are translated to A$            solely for statutory reporting

Share Price

31 Dec 01 31 Mar 02 30 June 02 30 Sep 02 31 Dec 02 31 Mar 03 30 June 03 30 Sep 03 31 Dec 03

Financial Highlights F’04 H1

Ansell Limited F’03 F’04 Change        %

EPS – A$ 10.4¢ 18.6¢ Up 79%

EPS – US$ 5.8¢ 12.7¢ Up 119%

Gross Margin        % 34.9% 41.0% Up 610 basis points

EBITA        % 10.0% 11.5% Up 150 basis points

ROA 10.5% 12.9% Up 240 basis points

ROE 4.3% 8.2% Up 390 basis points

Interest Cover 5.0X 8.8X

• Strong FCF, Net Debt reduced further US$18 M

. Gearing at 15.3%, down from 18.1%at F’03 YE.

. Asset Turns improved to 1.13 (LY 1.05)

. 10M share buyback almost complete

A stronger, more profitable company

H1 Profit & Loss

Ansell Limited

US$            M F’03 F’04 Change        %

Sales 363.1 383.4 5.6%

EBITA 36.4 44.2 21.4%

Goodwill (7.3) (7.6)

Interest & Borrowing Costs (8.2) (6.0)

PBT 20.9 30.6 46.4%

Tax (9.4) (6.3)

Minorities (0.7) (0.8)

Profit Attributable 10.8 23.5 117.6%

Sales and margin benefits of weaker US$            offsetting latex cost increase.

Segment EBITA includes $2.7M of Healthcare restructuring costs.

EBITA includes net $0.5M of non-recurring expenses.

F’03 taxes included $4.9M of US FITB (non-cash reduction in deferred tax asset).

Non-Recurring

Non-Recurring and PacDun Legacy items (net US$0.5M):

. Non-cash US$5.3M write down re Massillon equipment.

- Approved by the Board in 2001 but provision not made pending review of alternative uses for this US surgical equipment.

- After conversion of exam lines in Colombo, and further planned additions, Massillon lines will not be required.

. Non-cash A$1.0M (US$0.7M) mark down of investment in Ambri shares to market at 31 Dec, 2003 (A25¢ each). Book value is now A$2.0M.

. US$5.5M gain – sales tax refund re discontinued business.

Balance Sheet

US$            M 30 June 03 31 Dec 03

Fixed Assets 175.3 166.3

Goodwill & Intangibles 216.4 210.6

Other Assets/Liabilities (3.3) 3.3

Investment in SPT 134.0 149.2

Working Capital 164.8 159.4

Net Operating Assets 687.2 688.8

Net Debt (124.1) (105.7)

Shareholders Funds 563.1 583.1

Working Capital Initiatives

Management Incentive aligned

Systems improvements

days down from 88 (F’02) to 79 (F’04 H1)

$16 M working capital released over last 18 months

Cash Flow

US$ M F’03 F’04

Operating EBITDA 45.2 53.4

Working Capital Reduction 2.8 5.4

Tax Paid (0.9) (6.9)

Capital Expenditure (4.2) (3.8)

FREE CASH FLOW 42.9 48.1

Interest Paid (Net) (9.1) (7.7)

Share Buy Back - (25.5)

Dividends (0.9) (14.1)

Other (2.3) 17.6 *

REDUCTION IN NET DEBT 30.6 18.4

* Includes $5.2M of FX movement on A$            cash/debt and $5.5M sales tax refund.

South Pacific Tyres

Current Value A$M

• Investment 138

• Loan (including accrued interest) 61

199

Option Structure

• Ansell has the right to put the business to Goodyear any time from August 2005 to August 2006

• Goodyear may call the business from Ansell any time from September 2006 to February 2007

Valuation

• EBITDA profit multiple with agreed adjustments

Progress

• SPT continues to show solid improvement in Sales and EBITDA

• Goodyear’s financial position and share price have both strengthened

Harry Boon Chief Executive Officer

Wrap Up

F’04 H1 Wrap-up

H1 Issues

Revenue:

- U.S. Professional

> surgical stabilized but not yet growing

- Europe Professional

> slow H1 but new contracts H2

- Europe Occupational

> slow Q1, better Q2 Latex raw material increases—main impact on Professional

H1 Positives

. US$            EBITA up 21% (Segment up 16%)

. OFP integrated into business

. Manufacturing Operations:

- ongoing productivity gains

- commenced Six Sigma rollout

- world class safety record

. Weak US$            favourable net FX impact

. Litigation cleared—Simplot, ACCC, allergy claims reduced substantially

. Capital management

- 10M share buyback almost complete, 4M extension & second buyback announced

-	Interim dividend introduced @ A6¢

Meeting Market Commitments

Healthcare Segment EBITA has been the focus:

US$M Forecast Actual Growth

F’02 >77 85 +10%

F’03 >92 94 +11%

F’05 * 115

* +50% EBITA vs. 2001

Guidance now includes EBITA and bottom line

F’03 F’03 F’04 F’04

US$            M H1 H2 H1 Full Year

EBITA (Segment) 43.1 50.5 50.1 >103

EBITA (Ansell Ltd) 36.4 40.5 44.2 >92

Profit Attributable 10.8 18.5 23.5 >47

Ansell Limited